Mail Stop 6010

April 14, 2008

Francis I. Perier, Jr.
Senior Vice President – Finance and
Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

Re: **Forest Laboratories, Inc.**
       Form 10-K for the Fiscal Year Ended March 31, 2007
       File No. 001-05438

Dear Mr. Perier:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director